EXHIBIT 99.4 KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500, Tour KPMG Montréal, (Québec) H3A 0A3 Canada Telephone (514) 840-2100 Fax (514) 840-2187 Internet www.kpmg.ca Consent of Independent Registered Public Accounting Firm To the Board of Directors of Gildan Activewear Inc. We consent to the use of: • our report dated February 22, 2022 on the consolidated financial statements of Gildan Activewear Inc. (the “Entity”) which comprise the consolidated statements of financial position as of January 2, 2022 and January 3, 2021, the related consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years ended January 2, 2022 and January 3, 2021, and the related notes, and • our report dated February 22, 2022 on the effectiveness of the Entity’s internal control over financial reporting as of January 2, 2022. each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended January 2, 2022. We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-333-208022) on Form S-8 of the Entity. Montréal, Canada February 24, 2022